SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                             FORM 10-C
          REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                   INTERDEALER QUOTATION SYSTEM
           Filed pursuant to Section 13 or 15(d) of the
          Securities Exchange Act of 1934 and Rule 13a-17
                       or 15d-17 thereunder

                    WAUSAU PAPER MILLS COMPANY
          (Exact name of issuer as specified in charter)

               ONE CLARK'S ISLAND, WAUSAU, WI 54403
             (Address of principal executive offices)

Issuer's telephone number, including area code (715) 845-5266


            I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

            Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.    Title of security    common stock, no par value
                        ------------------------------------------
2.    Number of shares outstanding before the change   29,465,842
                                                     -------------
3.    Number of shares outstanding after the change   36,831,579
                                                    --------------
4.    Effective date of change   January 17, 1996
                               -----------------------------------
5.    Method of change:

          Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of
      stock for treasury, etc.)   stock split
                                --------------------------------
          Give brief description of transaction
      5-for-4 stock split
      ----------------------------------------------------------

                  II.  CHANGE IN NAME OF ISSUER

1.    Name prior to change _______________________________________
2.    Name after change __________________________________________
3.    Effective date of charter amendment changing name __________
4.    Date of shareholder approval of change, if required ________


Date   January 16, 1996              STEVEN A. SCHMIDT
                             Steven A. Schmidt, Vice President -
                           Finance & Secretary/Treasurer